                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 3)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLUEFIRE ETHANOL FUELS, INC.

                                (Name of Issuer)

                         Common Stock, par value $0.0001

                         (Title of Class of Securities)

                                    09622L102

                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                January 19, 2010
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09622L102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (A)         /X/
                                                                 (B)         / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 8,611,210
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   8,611,210
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,611,210
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         25.4% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
_________________
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (A)         /X/
                                                                 (B)         / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 8,611,210
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   8,611,210
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,611,210
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         25.4% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
________________________
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (A)         /X/
                                                                 (B)         / /
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

         PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         U.S.
--------------------------------------------------------------------------------
                           (7)     Sole Voting Power
                                   -0-

Number of Shares           (8)     Shared Voting Power
Beneficially Owned                 8,611,210
by Each Reporting
Person With                (9)     Sole Dispositive Power
                                   -0-

                          (10)     Shared Dispositive Power
                                   8,611,210
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         8,611,210
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)
         25.4% (1)
--------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)
         IN
--------------------------------------------------------------------------------
__________________
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

Item 1.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on January 4, 2008 and any prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 3, each Reporting Person beneficially owns 8,611,210 shares of Common Stock, which are held of record by the Trust.

         (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) Pursuant to the certain Eighth Amendment to Operating Agreement of RSI Silicon LLC dated January 19, 2010 (the "Eighth Amendment"), RSI Investment, LLC, a wholly-owned subsidiary of The Quercus Trust (the "Quercus Subsidiary"), agreed to contribute 2,000,000 shares of Common Stock held by the Reporting Persons to RSI Silicon LLC ("RSI"), in return for a certain increase in the Quercus Subsidiary's membership percentage interests in RSI. As of the date hereof, the 2,000,000 shares of Common Stock have not been contributed to RSI, but such transfer and disposition by the Reporting Persons are anticipated in the near future. A copy of the Eighth Amendment is attached hereto as Exhibit "B" and the full text of which is incorporated herein by this reference.

         Further, pursuant to that certain Purchase Agreement dated January 26, 2010, the Reporting Persons agreed to sell to a private purchaser 470,000 free trading shares of Common Stock (the "Shares"), with the Share being delivered via DTC to the purchaser and with the purchase price (i) being set and paid two days after the Shares clear DTC (as defined as being free of any restriction of any kind including by DTC, the Issuer, the transfer agent and the Reporting Persons' brokerage and clearing firms) and (ii) being lesser of 70% of (x) the average closing bid price for a five day period with the day the Shares clear deposit as described above being day three or (y) the closing bid price on the day the purchase price is to be paid. As of the date hereof, the Shares have not cleared DTC. A copy of the Purchase Agreement is attached hereto as Exhibit "C" and the full text of which is incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 3 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Eighth Amendment to Operating Agreement of RSI Silicon LLC dated January 19, 2010

         (c) Purchase Agreement dated January 26, 2010

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:        Agreement Regarding Joint Filing of Amendment No. 3
                           to Schedule 13D.

         Exhibit B:        Eighth Amendment to Operating Agreement of RSI
                           Silicon LLC dated January 19, 2010

         Exhibit C:        Purchase Agreement dated January 26, 2010

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: January 29, 2010   /s/ David Gelbaum
                          ---------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ---------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ---------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 09622L102



                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 3 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 3 to Schedule 13D with respect to the Common Stock of Bluefire Ethanol Fuels, Inc. is a joint filing being made on their behalf.

Dated: January 29, 2010   /s/ David Gelbaum
                          ---------------------------------------------------
                          David Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                          ---------------------------------------------------
                          Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                          /s/ David Gelbaum
                          ---------------------------------------------------
                          The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

                                   EXHIBIT B


                     EIGHTH AMENDMENT TO OPERATING AGREEMENT
                               OF RSI SILICON LLC

1. PARTIES.

         This Eighth Amendment to Operating Agreement (this "Eighth Amendment"), dated as of January 19, 2010, is entered into by and among RSI Silicon LLC, a Delaware limited liability company (the "Company"), RSI Investment, LLC, a Delaware limited liability company ("RSI Investment"), SOEXCITED LLC, a Florida limited liability company ("SOEXCITED"), RESC INVESTMENTS LLC, a Delaware limited liability company ("RESC"), Sustainable Futures LLC, a Pennsylvania limited liability company ("Sustainable LLC"), Michael Oster ("Oster") and Ben Rogers ("Rogers"), as all of the existing Voting Members of the Company; Gerald
A. Resnick ("Resnick"), Steven C. Amendola ("Amendola"), Resnick, Lyle Rawlings ("Rawlings") and David Gelbaum ("Gelbaum") as the Managing Directors of the Company. All of the foregoing entities and individuals shall sometimes be referred to herein as the "Parties."

2. RECITALS.

         2.1. The Company is governed by that certain Operating Agreement of RSI Silicon dated July 2, 2007, as amended by that certain Additional Capital Contribution Agreement dated February 11, 2008, that certain Additional Capital Contribution Agreement dated February 27, 2008, that certain Third Amendment to Operating Agreement and Assignment, Assumption and Consent dated as of July 7, 2008, that certain Fourth Amendment to Operating Agreement dated as of September 10, 2008, that certain Fifth Amendment to Operating Agreement dated as of September 4, 2009, that certain Amendment to Exhibits to Operating Agreement dated as of September 30, 2009, and that certain Seventh Amendment to Operating Agreement dated as of November 6, 2009 (collectively, the "Operating Agreement"). All capitalized terms not otherwise defined herein shall have the meanings given to them in the Operating Agreement.

         2.2. As of the date hereof and prior to the capital contribution referred to below in Section 2.3 and prior to the issuance of Membership Interests referred to in Section 2.4, each of the Parties and the Non-Voting Members owns Percentage Interests in the Company as set forth at Exhibit A attached hereto.

         2.3. The Company desires to obtain a capital contribution from RSI Investment in the amount of Two Million One Hundred Five Thousand Dollars ($2,105,000), payable One Hundred Five Thousand Dollars ($105,000) in cash, and Two Million Dollars ($2,000,000) consisting of two million (2,000,000) shares of Common Stock of BlueFire Ethanol Fuels, Inc., valued at One Dollar ($1.00) per share, and to increase the Percentage Interest of RSI Investments based upon a One Hundred Million Dollar ($100,000,000) pre-money valuation of the Company, and RSI Investment is willing to make such a capital contribution.

         2.4. RSI Silicon Products LLC, a wholly-owned subsidiary of the Company, and Amendola entered into an Employment Agreement dated July 2, 2007 for a term of five (5) years, subject to earlier termination or extension, as provided therein. The Employment Agreement, as amended, provides for a Base Salary and the Company, RSI Silicon Products LLC and Amendola desire to amend the Employment Agreement to provide for a reduction of Amendola's Base Salary commencing as of February 1, 2010, as set forth at Exhibit C attached hereto.

         2.5. RSI Silicon Products LLC, a wholly-owned subsidiary of the Company, and Resnick entered into an Employment Agreement dated July 2, 2007 for a term of five (5) years, subject to earlier termination or extension, as provided therein. The Employment Agreement, as amended, provides for a Base Salary and the Company, RSI Silicon Products LLC and Resnick desire to amend the Employment Agreement to provide for a reduction of Resnick's Base Salary commencing as of February 1, 2010, as set forth at Exhibit D attached hereto.

         2.6. The Parties desire to amend the Operating Agreement to reflect the additional capital contribution by RSI Investment, and to make certain other changes set forth herein.

         In consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as set forth below.

3. CONSENT. By signing below, the Parties consent to the additional capital contribution by RSI Investment as set forth in the Recitals. The Parties also consent to the Amendment to the Employment Agreement of Amendola and Resnick.

4. RSI INVESTMENT CONTRIBUTION. Subject to the terms and conditions of this Eighth Amendment, RSI Investment agrees to make the additional capital contributions set forth in Recital 2.3 in the amounts set forth therein. The One Hundred Five Thousand Dollar ($105,000) cash contribution shall be made upon the Effective Date as defined in Section 6.1 of this Eighth Amendment. The two million (2,000,000) shares of BlueFire Common Stock shall be transferred to the Company as soon as practicable after the Effective Date and RSI Investment shall use its commercially reasonable efforts to accomplish the transfer as promptly as possible.

5. AMENDMENTS TO OPERATING AGREEMENT.

         The Operating Agreement is hereby amended as follows:

         5.1. CHANGE IN PERCENTAGE INTERESTS. The Operating Agreement is hereby amended to reflect RSI Investment's additional capital contribution of Two Million One Hundred Five Thousand Dollars ($2,105,000). Specifically, Exhibit A of the Operating Agreement is hereby deleted and replaced with Exhibit B attached hereto, reflecting the new Percentage Interest of each Member.

         5.2. ADJUSTMENT OF PERCENTAGE INTEREST. The Parties agree that the capital contributions made by RSI Investment pursuant to this Eighth Amendment shall not trigger the anti-dilution adjustments of Percentage Interest provided for in Section 4.3 of the Fifth Amendment.

         5.3. RSI INVESTMENT OPTION. In addition to the rights granted to RSI Investment at Section 5.3 of the Seventh Amendment to Operating Agreement, RSI Investment shall have the right from the date hereof through January 19, 2013 to acquire additional Membership Interests up to Six Million Three Hundred Fifteen Thousand Dollars ($6,315,000) at a pre-money valuation of the Company of One Hundred Million Dollars ($100,000,000).

         5.4. TAX TREATMENT OF SALE OF BLUEFIRE. Company agrees that, in reporting and allocating gain or loss from the sale of BlueFire Common Stock, it shall use the remedial allocation method as set forth in Section 1.704-3(d) of the Treasury Regulations.

6. GENERAL PROVISIONS.

         6.1. EFFECTIVE DATE. This Eighth Amendment shall be effective only upon execution by all of the Parties hereto, and only upon the execution and delivery of the amendments to the Amendola and Resnick Employment Agreements.

         6.2. FURTHER ACTIONS. The Parties hereto shall, from time to time, execute and deliver such further instruments, documents or papers and perform all acts which may be necessary or proper to carry out and effectuate the terms of this Eighth Amendment.

         6.3. SUPERSEDING EFFECT. This Eighth Amendment and the documents referred to herein supersede all prior negotiations and understandings of any kind with respect to the subject matter hereof. Each of the Parties hereto acknowledges and agrees that he or it is relying solely on the representations, terms, and conditions contained in this Eighth Amendment and not upon any other representations, terms, or conditions which may have been discussed. This Eighth Amendment shall not be amended, supplemented or abrogated other than by a duly executed written instrument among the Parties hereto.

         6.4. BINDING EFFECT. All of the terms, provisions and obligations of this Eighth Amendment shall be binding on and shall inure to the benefit of the Parties to it and their successors and assigns.

         6.5. GOVERNING LAW. This Eighth Amendment shall be construed under and governed by the laws of the State of Delaware. In the event that any provision of this Eighth Amendment shall be adjudged to be illegal, void or unenforceable, the remaining provisions and any partially unenforceable provisions to the extent enforceable, shall nevertheless remain in full force and effect.

         6.6. ATTORNEYS' FEES. In the event of any action for enforcement, interpretation or for damages for breach of this Eighth Amendment, the prevailing party shall be entitled to an award of reasonable attorneys' fees and costs in addition to such other relief to which it or they may be entitled.

         6.7. COUNTERPART EXECUTION. This Eighth Amendment may be executed in two or more counterparts (and by facsimile or e-mail signatures), each of which shall be deemed an original but all of which together shall constitute one instrument.

         6.8. COUNSEL. By execution hereof, each party specifically acknowledges that the various attorneys representing the Company and the Parties respectively do not represent any of the other Parties hereto. Since there are actual and potential conflicts of interest among the Parties hereto due to their differing rights and restrictions hereunder, each party should have separate representation. By his or its execution hereof, each party confirms that either he or it has consulted with separate counsel or has determined not to obtain such separate representation.

         6.9. SALE OF BLUEFIRE COMMON STOCK. Company agrees that it will not sell in the public market on any trading day more shares of BlueFire Common Stock than twenty-five percent (25%) of the average daily volume over the preceding five (5) trading days. Company further agrees that, if it should sell any BlueFire Common Stock in a private transaction, it shall require the purchaser to enter into an identical agreement restricting the purchaser's volume.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, this Eighth Amendment is executed as of the date first set forth above.



                                         COMPANY:

                                         RSI SILICON LLC,
                                         A DELAWARE LIMITED LIABILITY COMPANY


                                          By: /s/ Steven Amendola
                                              ----------------------------------
                                              Steven Amendola, Managing Director


                                          By: /s/ Lyle Rawlings
                                              ----------------------------------
                                              Lyle Rawlings, Managing Director


                                          By: /s/ Gerald Resnick
                                              ----------------------------------
                                              Gerald Resnick, Managing Director


                                          By: /s/ David Gelbaum
                                              ----------------------------------
                                              David Gelbaum, Managing Director




                                          RSI INVESTMENT:

                                          RSI INVESTMENT, LLC,
                                          A DELAWARE LIMITED LIABILITY COMPANY


                                          By: /s/ Joseph P. Bartlett
                                              ----------------------------------
                                              Joseph P. Bartlett, President


                                          VOTING MEMBERS:

                                          RSI INVESTMENT, LLC,
                                          A DELAWARE LIMITED LIABILITY COMPANY


                                          By: /s/ Joseph P. Bartlett
                                              ----------------------------------
                                              Joseph P. Bartlett, President

                                        SOEXCITED LLC, A FLORIDA LIMITED
                                        LIABILITY COMPANY


                                        By: /s/ Gerald Resnick
                                            ------------------------------------
                                            Gerald Resnick, Manager

                                        RESC INVESTMENTS LLC, A DELAWARE
                                        LIMITED LIABILITY COMPANY


                                        By: /s/ Steven Amendola
                                            ------------------------------------
                                            Steven Amendola, Manager


                                        SUSTAINABLE FUTURES LLC,
                                        A PENNSYLVANIA LIMITED LIABILITY COMPANY

                                        By: /s/ Lyle Rawlings
                                            ------------------------------------
                                            Lyle Rawlings, Manager


                                        /s/ Michael Oster
                                        ----------------------------------------
                                        Michael Oster

                                        /s/ Ben Rogers
                                        ----------------------------------------
                                        Ben Rogers


                                        MANAGING DIRECTORS:

                                        /s/ Steven Amendola
                                        ----------------------------------------
                                        Steven Amendola

                                        /s/ Lyle Rawlings
                                        ----------------------------------------
                                        Lyle Rawlings

                                        /s/ Gerald Resnick
                                        ----------------------------------------
                                        Gerald Resnick

                                        /s/ David Gelbaum
                                        ----------------------------------------
                                        David Gelbaum

                                    EXHIBIT A
                                    ---------

 MEMBERS' NAMES, ADDRESSES, VOTING PERCENTAGE INTERESTS AND PERCENTAGE INTERESTS

------------------------------------- -------------------------------------------- ----------------- ----------------

                                                                                   Member's Voting   Member's
                                                                                   Percentage        Percentage
Member's Name                         Member's Address                             Interest          Interest (1)
------------------------------------- -------------------------------------------- ----------------- ----------------
SOEXCITED LLC                         c/o Gerald Resnick, Manager                      20.7114%         18.8528%
                                      420 East 64th Street
                                      New York, New York 10021
                                      Email: geraldresn@aol.com
------------------------------------- -------------------------------------------- ----------------- ----------------
RSI Investment, LLC                   835 Newport Boulevard                            36.5191%         33.2425%
                                      A109-PMB 467
                                      Costa Mesa, CA 92627
                                      Email: xaixai@pacbell.net
------------------------------------- -------------------------------------------- ----------------- ----------------
RESC INVESTMENTS LLC                  c/o Steven Amendola, Manager                     20.7114%         18.8528%
                                      1540 Stump Road
                                      Forks Township, PA 18042
                                      Email: amendol1@verizon.net
------------------------------------- -------------------------------------------- ----------------- ----------------
Sustainable Futures LLC               66 Snydertown Road                               20.7114%         18.8528%
                                      East Amwell, New Jersey 08525
                                      Email:lyle@advancedsolarproducts.com
------------------------------------- -------------------------------------------- ----------------- ----------------
Michael Oster                         719 Navesink Road                                1.1228%           1.0221%
                                      Red Bank, NJ 07701
------------------------------------- -------------------------------------------- ----------------- ----------------
Ben Rogers                            6 Hillside Avenue                                 .2247%           .2047%
                                      Madison, NJ 07940
------------------------------------- -------------------------------------------- ----------------- ----------------
James P. Dunn                         21 Davis Road                                       0%             8.3783%
                                      Millbury, MA 01527
                                      Email:  JDunn@ctc.org
------------------------------------- -------------------------------------------- ----------------- ----------------
Irv G. Miller and Kathryn S.          1 Beechwood Avenue                                  0%             .5936%
Miller, joint tenants with right of   West Long Branch, NJ 07764
survivorship                          Email: imiller@millerhvac.com
------------------------------------- -------------------------------------------- ----------------- ----------------

__________
(1) Exclusive of the phantom 3.9352% profit interest of Hal Stuhler and Lori Stuhler.





                                    EXHIBIT B
                                    ---------

 MEMBERS' NAMES, ADDRESSES, VOTING PERCENTAGE INTERESTS AND PERCENTAGE INTERESTS
                      EFFECTIVE ON DATE OF EIGHTH AMENDMENT


---------------------------------- ---------------------------------------------- ----------------- -----------------
Member's Name                      Member's Address                               Member's
                                                                                  Voting            Member's
                                                                                  Percentage        Percentage
                                                                                  Interest          Interest (2)
---------------------------------- ---------------------------------------------- ----------------- -----------------
SOEXCITED LLC                      c/o Gerald Resnick, Manager                         20.20%            18.46%
                                   420 East 64th Street
                                   New York, New York 10021
                                   Email: geraldresn@aol.com
---------------------------------- ---------------------------------------------- ----------------- -----------------
RSI Investment, LLC                835 Newport Boulevard                               38.10%            34.79%
                                   A109-PMB 467
                                   Costa Mesa, CA 92627
                                   Email: xaixai@pacbell.net
---------------------------------- ---------------------------------------------- ----------------- -----------------
RESC INVESTMENTS LLC               c/o Steven Amendola, Manager                        20.20%            18.46%
                                   1540 Stump Road
                                   Forks Township, PA 18042
                                   Email: amendol1@verizon.net
---------------------------------- ---------------------------------------------- ----------------- -----------------
Sustainable Futures LLC            66 Snydertown Road                                  20.20%            18.46%
                                   East Amwell, New Jersey 08525
                                   Email:lyle@advancedsolarproducts.com
---------------------------------- ---------------------------------------------- ----------------- -----------------
Michael Oster                      719 Navesink Road                                   1.08%             1.00%
                                   Red Bank, NJ 07701
---------------------------------- ---------------------------------------------- ----------------- -----------------
Ben Rogers                         6 Hillside Avenue                                    .22%              .20%
                                   Madison, NJ 07940
---------------------------------- ---------------------------------------------- ----------------- -----------------
James P. Dunn                      21 Davis Road                                         0%              8.20%
                                   Millbury, MA 01527
                                   Email:  JDunn@ctc.org
---------------------------------- ---------------------------------------------- ----------------- -----------------
Irv G. Miller and Kathryn S.       1 Beechwood Avenue                                    0%               .58%
Miller, joint tenants with right   West Long Branch, NJ 07764
of survivorship                    Email: imiller@millerhvac.com
---------------------------------- ---------------------------------------------- ----------------- -----------------
___________
(1) Exclusive of the phantom 3.85% profit interest of Hal Stuhler and Lori Stuhler.


                                    EXHIBIT C
                                    ---------

                      AMENDMENT TO EMPLOYMENT AGREEMENT OF
                               STEVEN C. AMENDOLA

                                    EXHIBIT D
                                    ---------

                      AMENDMENT TO EMPLOYMENT AGREEMENT OF
                                GERALD A. RESNICK

                                   EXHIBIT C


                               PURCHASE AGREEMENT


This Purchase Agreement (the "Agreement"), dated January 26, 2010, is by and between Mammoth Corporation (the "Buyer"), and Quercus Trust (the "Seller"), as follows:

         1. As of today's date, Buyer agrees to purchase and seller agrees to sell, subject to all terms and conditions contained herein, up to 470,000 free trading shares of Bluefire Ethanol Fuels, Inc., (OTCBB: BFRE), with the shares being delivered via DTC to Mammoth Corporation (FEIN 88-0496401) and with the purchase price being set and paid two days after the shares clear DTC (defined as being free of any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms), and being lesser of 70% of the following:

       o the average closing bid price for a five day period with the day the shares clear deposit as described above being day three; or closing bid price on the day the purchase price is to be paid.

         2. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of each funding and will be sent to Equinox Securities/Michael Draper ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

         3. Seller represents and warrants that the above described shares are owned by Seller, that Seller has the full authority and ability to transfer the Shares to Buyer and that the shares are registered in a registration statement dated May 18,2009, and that Mammoth Corporation's purchase of the shares and Mammoth's resale of the shares are free from restriction, and that Seiler has the full authority and ability to transfer the Shares to Buyer. Seller will, provide an acceptable legal opinion from BFRE's corporate counsel confirming the representations contained in this agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would in any way interfere with the transactions contemplated by this agreement.

         4. The rights under this agreement are assignable by Buyer. Buyer or any assign thereof will become the owner of the Shares and will enjoy all rights attendant to the ownership of the Shares, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose the Shares.

         5. In the event that additional documents are required for the transfer of the Shares, Seller agrees to fully cooperate with the transfer of the Shares and sign any and all documents necessary to transfer the Shares to Buyer and to provide any documentation that may be required, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.

         6. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

         7. The parties acknowledge that this agreement constitutes a sale of stock and that it is not a loan.

         8. The parties intend this agreement to outline transactions planned to take place as described in paragraph one and to accommodate the intended transactions. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if (in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

         9. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

         10. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller expressly consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent electronically including via facsimile or email is an original and binding document.


Seller: Quercus Trust                   Buyer: Mammoth Corporation

By: /s/ David Gelbaum                   By: /s/ Brad Hare
    -------------------------               ----------------------------
                                            Brad Hare, President

David Gelbaum, Trustee
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